Exhibit 23.06

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NRG Energy, Inc.:

We consent to the use of our reports dated February 27, 2013, with respect to the consolidated balance sheets of NRG Energy, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income/(loss), cash flows, and stockholders’ equity for each of the years in the three-year period ended December 31, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2012 incorporated by reference herein and to the reference to our firm under the heading “Experts” in this registration statement.

(Signed) KPMG LLP

Philadelphia, Pennsylvania

May 7, 2013